ELECTRONIC DATA SYSTEMS CORPORATION

                         EDS DEFERRED COMPENSATION PLAN


                                    FORM 11-K

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                         FILED PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
---
     OF 1934
     For the fiscal year ended December 31, 1997


                                       OR

     TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
---
     For the transition period from ________ to ________


                         Commission file number 1-11779


                         EDS DEFERRED COMPENSATION PLAN
                            (Full title of the plan)

                       Electronic Data Systems Corporation
                                5400 Legacy Drive
                             Plano, Texas 75024-3105
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)

       Registrant's telephone number, including area code: (972) 604-6000


     Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                             H. Paulett Eberhart
                                             Controller
                                             Electronic Data Systems Corporation
                                             5400 Legacy Drive
                                             Plano, Texas  75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------


(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                 Page No.
     -----------------------------------------------                 --------

     EDS Deferred Compensation Plan:
          Independent Auditor's Report...........................       3
          Basic Financial Statements:
                Statements of Net Assets Available for Benefits,
                     December 31, 1997 and 1996..................       4
                Statements of Changes in Net Assets Available for
                     Benefits for the Years Ended December 31,
                     1997 and 1996...............................       5
                Notes to Financial Statements, December 31,
                    1997 and 1996................................       6
          Supplemental schedules:
                Line 27(a)-Schedules of Assets Held for
                     Investment Purposes, December 31, 1997......      16
                Line 27(d)-Schedule of Reportable Transactions
                     for the Year Ended December 31, 1997........      18

      Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)   EXHIBIT

      Exhibit 23    Consent of Independent Auditors...............     19



                                   SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           EDS DEFERRED COMPENSATION PLAN
                                           ------------------------------
                                                    (Name of plan)

                                           Electronic Data Systems Corporation
                                           Plan Administrator

Date:  June 29, 1998                       By:  /s/  Lester M. Alberthal, Jr.
                                               ---------------------------------
                                               (Lester M. Alberthal, Jr.,
                                                Chairman of the Board
                                                and Chief Executive Officer)

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The Trustees
EDS Deferred Compensation Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             KPMG Peat Marwick LLP


Dallas, Texas
June 5, 1998

                                       EDS DEFERRED COMPENSATION PLAN
                                Statements of Net Assets Available for Benefits
                                          December 31, 1997 and 1996


                                                                 1997                     1996
                                                         ---------------------    ----------------------
Assets:
Investments (note 4):
     Income Fund, primarily at contract value
         (cost, 1997 - $203,595,182, 1996 - $201,674,073)   $  203,595,182             $  201,674,073
     EDS Stock Fund, at fair value
         (cost, 1997 - $266,859,817, 1996 - $283,781,900)      341,022,519                356,437,009
     Vanguard Wellington Fund, at fair value
         (cost, 1997 - $310,817,582, 1996 - $253,593,460)      398,771,147                312,459,577
     Vanguard U.S. Growth Portfolio, at fair value
         (cost, 1997 - $159,377,556, 1996 - $110,056,282)      206,372,797                134,238,092
     Vanguard International Growth Portfolio, at fair value
         (cost, 1997 - $94,026,517, 1996 - $75,665,294)        102,299,832                 88,355,311
     Vanguard Growth and Income Portfolio, at fair value
         (cost, 1997 - $149,718,682, 1996 - $82,301,799)       178,808,681                 96,959,940
     Vanguard Explorer Fund, at fair value
         (cost, 1997 - $35,338,693, 1996 - $20,752,082)         35,313,463                 21,070,953
    Vanguard Bond Index Fund, at fair value
         (cost, 1997 - $9,238,431, 1996 - $4,177,965)            9,407,134                  4,171,090
     Vanguard Money Market Reserves-Prime Portfolio,
         at fair value
         (cost, 1997 - $67,965,231, 1996 - $51,785,328)         67,965,231                 51,785,328
     Loan Fund, at unpaid principal balance, which
         approximates fair value                                54,628,090                 54,061,580
                                                             -------------              -------------
             Total assets                                    1,598,184,076              1,321,212,953

Contribution receivable                                          2,132,002                         --
                                                             -------------              -------------
             Net assets available for benefits              $1,600,316,078             $1,321,212,953
                                                             =============              =============

See accompanying notes to financial statements.


                         EDS DEFERRED COMPENSATION PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1997 and 1996

                                                    1997              1996
                                               --------------    --------------
Additions to net assets attributed to:
     Investment income:
         Net appreciation (depreciation)
               in fair value
               of investments (note 8)        $   97,554,925     $  (14,696,042)
         Interest                                 19,941,958         18,876,088
         Dividends                                75,205,660         53,920,601
                                               -------------      -------------
               Total investment income           192,702,543         58,100,647

     Contributions                               164,546,512        167,552,384
     Net assets transferred from
           other plans (note 1)                   17,778,773          4,840,286
                                               -------------      -------------
               Total additions                   375,027,828        230,493,317

Deductions from net assets attributed
   to withdrawals                                (95,924,703)       (89,645,983)
                                               -------------      -------------
               Net increase                      279,103,125        140,847,334

Net assets available for benefits at:
     Beginning of year                         1,321,212,953      1,180,365,619
                                               -------------      -------------
     End of year                              $1,600,316,078     $1,321,212,953
                                               =============      =============

See accompanying notes to financial statements.

                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements
                           December 31, 1997 and 1996

(1)    Description of Plan

       The EDS Deferred Compensation Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company", and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. On June 7, 1996, General Motors Corporation (GM) effected a split-off (the "Split-Off") of the Company. As a result of the Split-Off, (i) the Company became an independent, publicly held company and (ii) each outstanding share of Class E common stock of GM was converted into one share of common stock of the Company. The Plan was amended to reflect the changes in EDS' ownership and the conversion of its stock. The following description of the Plan reflects all Plan amendments as of December 31, 1997 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

       (a)    General

              The  Plan  is  a  defined   contribution  plan  covering  eligible
              employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

              During 1996, net assets totaling $4,840,286 were transferred into the Plan. The only significant transfer related to the transition of employees from the Kellwood Co., which totaled $1,291,645 in net assets. During 1997, net assets totaling $17,778,773 were transferred into the Plan. Significant transfers related to the transition of employees during 1997 were Blue Cross Blue Shield of Massachusetts, Blue Shield-Chico, Genicom, and Sterling Diagnostic with $8,228,280, $2,404,729, $1,314,282, and
              $1,222,012 of net assets transferred, respectively. For financial statement purposes, the fair values of the assets transferred from or to the plans are reflected as of the dates of transfer.

              The Vanguard  Fiduciary  Trust  Company  (Vanguard)  is the asset custodian and trustee for the Plan. The Vanguard Group of Investment Companies is the record-keeper and manages the plan's investment activities. The Plan's Investment Committee has responsibility for selecting the investment funds available for employee directed investments.

              The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for nine active investment funds available for participant investment: the Income Fund, which is a fixed income fund; the EDS Stock Fund, which consists of EDS common stock; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund; the Vanguard Growth and Income Portfolio (Vanguard Growth and Income), formerly the Vanguard Quantitative Portfolios, a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; the Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies; the Vanguard Explorer Fund, an aggressive growth stock fund; and the Vanguard Bond Index Fund, which is an intermediate-term bond fund. During 1991 to 1996, the guaranteed annuity contract with Executive Life Insurance Company (Executive
              Life) was accounted for as its own investment fund, hereafter referred to as the Executive Life Fund (see note 4).


              All of the  administrative  expenses  of the  Plan are paid by the
              Company  with  the  exception  of  loan   application   fees.  All
              investment expenses are paid from the investment funds.

                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements


              In order to preserve any protected benefits, rights or features under any plans which are transferred or merged into the EDS Deferred Compensation Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC
              Section 411 (d) (6).

       (b)    Contributions

              Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and twenty percent of their total compensation subject to: (1) a maximum annual contribution of $9,500 in 1997 and 1996, (2) a maximum annual eligible compensation of $160,000 per participant beginning January 1, 1994, and (3) limitations imposed to ensure a fair mix of participation among employees. The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25 percent of the participant's total compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests. A participant may elect, up to four times annually, to change his/her designated percentage of compensation deferred.

       (c)    Withdrawals

              Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the regulations established under the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. In addition, participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10 percent tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

       (d)    Participant's Individual Account

              The participant's individual account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

              The  participant  determines  the  percentage  of  the  investment
              contributed  to  one  or  more  of  the  investment   funds.   The
              percentages may be in any whole percentage increment.

       (e)    Vesting

              Participants are always 100 percent vested in their individual accounts and in the earnings received thereon.

                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements


       (f)    Payments of Benefits

              On termination of service, age 59 1/2, death, retirement, or total and permanent disability, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. A participant may elect to receive periodic payments in monthly, quarterly, or semi-annual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

       (g)    Loans

              Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not transferred, rolled over, or repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. Effective July 1, 1991, the Plan was amended to allow no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 1997 and 1996, the interest rate on new loans was eight and one-half percent (8.5%) and eight and one-quarter percent (8.25%), respectively.

(2)    Summary of Significant Accounting Policies

       The Plan is accounted for under the accrual method of accounting.

       (a)    Investments

              The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value, which approximates market value. The average cost method is used to calculate gains and losses on the sale of investments. Purchases and sales of investments are recorded on a trade date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

       (b)    Investment Income

              Income from investments is recorded as it is earned. Dividends are recorded on the ex-dividend date.

       (c)    Benefits

              Benefits are recorded when paid.

                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements


       (d)    Use of Estimates

              The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

       (e)    Contributions Receivable

              At December 31, 1997, contributions receivable were allocated as follows: $275,120 - Income Fund; $266,131 - EDS Stock Fund; $426,710 - Vanguard Wellington Fund; $323,883 - Vanguard U.S. Growth Portfolio Fund; $185,030 - Vanguard International Growth Portfolio Fund; $405,931 - Vanguard Growth and Income Portfolio; $119,322 - Vanguard Explorer; $92,448 - Vanguard Money Market Reserves - Prime Portfolio Fund; and $37,427 - Vanguard Total Bond Market Portfolio Fund.

(3)    Plan Termination

       While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's Board of Directors subject to the provisions of the IRC and ERISA.

(4)    Investments

       The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

       The Income Fund also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements


    The following table presents the fair value/contract value of the Plan's investments at December 31, 1997 and 1996. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                               1997                                  1996
                                                  -------------------------------       --------------------------------
                                                   Number of        Fair value/            Number          Fair value/
                                                   shares or          contract           of shares          contract
                                                     units             value              or units            value
                                                  ------------     --------------        -----------     ----------------

Income Fund*                                                --     $  203,595,182                 --     $  201,674,073
EDS Stock Fund (cost, 1997 -
    $266,859,817, 1996 - $283,781,900)*              7,761,537        341,022,519          8,171,622        356,437,009
Vanguard Wellington (cost, 1997 -
    $310,817,582, 1996 - $253,593,460)*             13,540,616        398,771,147         11,948,750        312,459,577
Vanguard U.S. (cost, 1997 -
    $159,377,556, 1996 - $110,056,282)*              7,190,690        206,372,797          5,654,516        134,238,092
Vanguard International (cost, 1997 -
    $94,026,517, 1996 - $75,665,294)*                6,241,600        102,299,832          5,367,886         88,355,311
Vanguard Growth and Income (cost, 1997 -
    $149,718,682, 1996 - $82,301,799)*               6,827,365        178,808,681          4,361,682         96,959,940
Vanguard Explorer Fund (cost, 1997 -
    $35,338,693, 1996 - $20,752,082)                   638,580         35,313,463            391,437         21,070,953
Vanguard Bond Index Fund (cost, 1997 -
    $9,238,431, 1996 - $4,177,965)                     932,322          9,407,134            423,891          4,171,090
Vanguard Money Market                               67,965,231         67,965,231         51,785,328         51,785,328
Loan Fund (12,225 and 14,677 loans in
    1997 and 1996, respectively, loans
    outstanding from $29 to $47,439
    and $6 to $44,460 in 1997 and 1996,
    respectively, with interest rates
    from 6.0% to 11.75% and 6.0% to 13.0%
    in 1997 and 1996, respectively)                        --          54,628,090                 --         54,061,580
                                                                    -------------                         -------------
                                                                   $1,598,184,076                        $1,321,212,953
                                                                    =============                         =============


* Represents 5% or more of Plan assets.


                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements


       On April 1, 1991, the Plan received $1.8 million for interest accrued from inception to March 31, 1991 on the group annuity contract with Executive Life. On April 11, 1991, the California State Board of Insurance placed Executive Life into conservatorship due to Executive Life's financial condition. The California Superior Court approved the purchase of Executive Life by a French investment group headed by Altus Finance and Mutuelle Assurance des Artisanale de France. The new company is called Aurora National Life Assurance Company (Aurora). As of November 4, 1996, Aurora had transferred $10,707,071 to Vanguard for settlement of the contract. This settlement was transferred to the eligible participant's accounts on November 11, 1996.

       To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes at fair value and as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Growth and Income Portfolio may utilize futures contracts to a limited extent. Vanguard Growth and Income receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

(5)    Related Party Transactions

       As stated previously in note 1, the EDS Stock Fund consists of EDS common stock.

(6)    Income Tax Status

       The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended, since receiving the determination letter, to allow for investments in the EDS Stock Fund as well as other amendments pertaining to the Split-Off. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    Subsequent Event

       Effective July 1, 1998, the Company will match 25% of employee contributions up to 6% of an employee's salary. The matching contributions will be made in EDS stock which is restricted from trade for two-years, based on the trade date. Matching contributions vest 40% after two years and in 20% increments each year thereafter.

                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements

(8)    Allocation of Changes in Plan Assets and Liabilities to Investment
       ------------------------------------------------------------------
       Programs
       --------

       The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:


                                                                                                                        Vanguard
                                                                                                  Vanguard U.S.      International
                                                                             Vanguard           Growth Portfolio         Growth
                                   Income Fund        EDS Stock Fund      Wellington Fund             Fund           Portfolio Fund
                                   -----------        --------------      ---------------       ----------------     --------------
Additions to net assets
  attributed to
  investment income:
       Net appreciation
         (depreciation) in fair
         value of investments     $         --         $  9,651,380        $ 40,295,468          $ 30,219,406           $(1,352,350)
       Interest                     12,261,069                   --                  --                    --                    --
       Dividends                            --            4,774,474          33,574,035             7,973,775             4,362,207
                                   -----------          -----------        ------------           -----------           -----------
         Total                      12,261,069           14,425,854          73,869,503            38,193,181             3,009,857

Employee contributions              16,930,974           29,364,685          34,634,867            30,246,631            17,109,219
Net assets transferred
  from other plans                      45,879                4,287              22,715                25,652                13,383
                                   -----------          -----------        ------------           -----------           -----------
         Total additions            29,237,922           43,794,826         108,527,085            68,465,464            20,132,459

Deductions from net
  assets attributed to
  withdrawals                      (13,820,354)         (14,953,765)        (21,165,110)          (12,655,272)           (7,323,968)
Interfund transfers                (13,221,339)         (43,989,420)           (623,695)           16,648,396             1,321,060
                                   -----------          -----------        ------------           -----------           -----------
         Net increase
          (decrease)                 2,196,229          (15,148,359)         86,738,280            72,458,588            14,129,551

Net assets available for
  benefits at:
        Beginning of year          201,674,073          356,437,009         312,459,577           134,238,092            88,355,311
                                   -----------          -----------        ------------           -----------           -----------
        End of year               $203,870,302         $341,288,650        $399,197,857          $206,696,680          $102,484,862
                                   ===========          ===========         ===========           ===========           ===========



                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements

(8)    Allocation of Changes in Plan Assets and Liabilities to Investment
       ------------------------------------------------------------------
       Programs (continued)
       --------------------

       The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:

                                   Vanguard Growth                    Vanguard       Vanguard Money
                                     and Income         Vanguard        Bond         Market Reserves-
                                     Portfolio          Explorer       Index         Prime Portfolio      Loan
                                        Fund              Fund          Fund              Fund            Fund             Total
                                   ---------------    ------------    ----------     ---------------   ------------       -------
Additions to net assets
  attributed to
  investment income:
     Net appreciation
      (depreciation)
      in fair value
      of investments                $ 18,549,721       $    12,996      $  178,304      $       --    $        --   $   97,554,925
     Dividends                        20,691,384         3,437,770         392,015              --             --       75,205,660
     Interest                                 --                --              --       3,272,335      4,408,554       19,941,958
                                     -----------        ----------       ---------       ----------     ---------     ------------
         Total                        39,241,105         3,450,766         570,319       3,272,335      4,408,554      192,702,543

Employee contributions                21,142,593         7,646,001       1,650,241       5,709,911        111,390      164,546,512
Net assets transferred
   from other plans                        4,053                --              --      16,520,129      1,142,675       17,778,773
                                     -----------        ----------       ---------       ----------     ---------     ------------
       Total additions                60,387,751        11,096,767       2,220,560      25,502,375      5,662,619      375,027,828

Deductions from net
     assets attributed to
     withdrawals                      (9,245,876)       (1,973,085)       (500,458)    (10,561,617)    (3,725,198)     (95,924,703)
Interfund transfers                   31,112,797         5,238,150       3,553,369       1,331,593     (1,370,911)              --
                                     -----------        ----------       ---------       ----------      ---------     ------------
         Net increase
            (decrease)                82,254,672        14,361,832       5,273,471      16,272,351        566,510      279,103,125

Net assets available for
  benefits at:
        Beginning of year             96,959,940        21,070,953       4,171,090      51,785,328     54,061,580    1,321,212,953
                                     -----------        ----------      ----------      ----------     ---------     ------------
        End of year                 $179,214,612       $35,432,785      $9,444,561     $68,057,679    $54,628,090   $1,600,316,078
                                     ===========        ==========      ==========      ==========     ==========    =============


                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements

(8)    Allocation of Changes in Plan Assets and Liabilities to Investment
       ------------------------------------------------------------------
       Programs (continued)
       --------------------

       The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:

                                                                                                                      Vanguard
                                                                                Vanguard           Vanguard         International
                                 Income       Executive          EDS           Wellington         U.S. Growth          Growth
                                  Fund        Life Fund       Stock Fund          Fund          Portfolio Fund     Portfolio Fund
                                 ------       ----------      ----------      ------------      --------------     --------------
Additions to net assets
     attributed to investment
     income:
       Net appreciation
         (depreciation)
         in fair value of
         investments          $         --    $       --     $(64,830,021)    $ 19,606,546      $14,596,716       $   7,100,874
     Interest                   12,481,873            --               --               --              --                  --
     Dividends                          --     1,067,454        4,576,154       24,520,964        9,847,755           3,819,098
                               -----------    ----------      -----------      -----------       ----------         -----------
         Total                  12,481,873     1,067,454      (60,253,867)      44,127,510       24,444,471          10,919,972

Employee contributions          20,193,559            --       38,309,012       37,161,452       24,722,826          16,755,425
Net assets transferred
     from other plans                   45            --           11,543              106              377              11,127
                               -----------    ----------      -----------      -----------       ----------         -----------
         Total additions        32,675,477     1,067,454      (21,933,312)      81,289,068       49,167,674          27,686,524

Deductions from net
     assets attributed to
     withdrawals               (15,572,102)           --      (21,172,614)     (20,142,112)      (8,178,342)         (5,302,887)
Interfund transfers            (27,536,640)  (10,707,071)      30,219,283      (17,637,242)      14,411,683          (2,752,216)
                               -----------    ----------      -----------      -----------       ----------         -----------
         Net increase
            (decrease)         (10,433,265)   (9,639,617)     (12,886,643)      43,509,714       55,401,015          19,631,421

Net  assets available for
  benefits at:
       Beginning of year       212,107,338     9,639,617      369,323,652      268,949,863       78,837,077         68,723,890
                               -----------    ----------      -----------      -----------       ----------         -----------
       End of year            $201,674,073   $        --     $356,437,009     $312,459,577     $134,238,092        $88,355,311
                               ===========    ==========      ===========      ===========      ===========        ===========


                         EDS DEFERRED COMPENSATION PLAN
                          Notes to Financial Statements

(8)    Allocation of Changes in Plan Assets and Liabilities to Investment
       ------------------------------------------------------------------
       Programs (continued)
       --------------------

       The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:

                                 Vanguard                                           Vanguard Money
                                Growth and                             Vanguard     Market Reserves-
                                  Income             Vanguard            Bond            Prime
                              Portfolio Fund       Explorer Fund      Index Fund     Portfolio Fund   Loan Fund         Total
                             -----------------     -------------      ----------     --------------   ------------  -------------
Additions to net assets
  attributed to
  investment income:
       Net appreciation
       (depreciation) in
        fair value of
        investments           $ 8,407,033       $   487,334        $  (64,524)      $        --      $       --      $  (14,696,042)
     Interest                          --                --                --         2,274,573        4,119,642         18,876,088
     Dividends                  8,755,528         1,126,699           206,949                --               --         53,920,601
                               ----------        ----------         ---------        ----------       ----------      -------------
         Total                 17,162,561         1,614,033           142,425         2,274,573        4,119,642         58,100,647

Employee contributions         16,829,070         6,042,161         1,350,570         6,188,309               --        167,552,384
Net assets transferred
     from other plans               2,467                88                54         4,550,839          263,640          4,840,286
                               ----------        ----------         ---------        ----------       ----------      -------------
         Total additions       33,994,098         7,656,282         1,493,049        13,013,721        4,383,282        230,493,317

Deductions from net
     assets attributed to
     withdrawals               (6,237,639)         (908,732)         (228,046)       (8,142,993)      (3,760,516)       (89,645,983)
Interfund transfers             2,597,464         5,207,948           817,476         2,427,526        2,951,789                 --
                               ----------        ----------         ---------        ----------       ----------      -------------
         Net increase
            (decrease)         30,353,923        11,955,498         2,082,479         7,298,254        3,574,555        140,847,334

Net  assets available for
  benefits at:
        Beginning of year      66,606,017         9,115,455         2,088,611        44,487,074       50,487,025      1,180,365,619
                               ----------        ----------         ---------        ----------       ----------      -------------
        End of year           $96,959,940       $21,070,953        $4,171,090       $51,785,328      $54,061,580     $1,321,212,953
                               ==========        ==========         =========        ==========       ==========      =============




                                                  EDS DEFERRED COMPENSATION PLAN
                                     Item 27a-Schedule of Assets Held for Investment Purposes
                                                         December 31, 1997

                                                     Description of Investment

                                                                Rate of           Number of                             Current
         Identity of Party                  Maturity Date       Interest       Shares or Units         Cost              Value
------------------------------------        -------------       ---------      ---------------     -------------      -------------
Income Fund:
  Synthetic investment contracts:
     AIG Financial Products                      --               6.54%             --            $ 16,344,840       $ 16,779,555
     Bankers Trust
       #93-621 (1)                            3/31/00             6.02%             --              32,340,598         32,543,287
       #94-791 (1)                            6/30/00             7.37%             --              18,611,245         19,097,937
     Cassie des Depots et Consignations
       #338-01                                7/31/02             6.23%             --              10,153,499         10,046,578
       #338-02                               12/31/02             5.96%             --              10,601,398         10,667,711
     Rabobank
       #089501                                   --               6.13%             --              17,121,223         17,435,527
       #069701                               12/31/00             6.42%             --               5,167,444          5,226,895
     State Street Bank                           --               5.84%             --              11,153,512         11,261,521
     Union Bank of Switzerland
       #2081                                     --               6.28%             --              30,860,913         31,775,746
       #2107                                     --               6.42%             --              17,720,017         18,190,926
     West Landesbank                             --               6.18%             --              15,802,859         16,076,749
     Wrap agreements                             --              Various            --                 289,671        (2,935,213)
  Other investment contracts:
     John Hancock Mutual Life Ins.            6/30/99             6.98%             --              10,144,944         10,144,944
     Vanguard Money Market
       Reserves - Prime Portfolio (no
       guaranteed rate) (2)                      --                --               --               7,283,019          7,283,019
                                                                                                   -----------        -----------
Total Income Fund                                                                                 $203,595,182       $203,595,182


(1)  The interest rate will be adjusted quarterly.
(2)  The interest rate was 5.33% at December 31, 1997.

See accompanying independent auditors' report.  (continued)


                                             EDS DEFERRED COMPENSATION PLAN

                                                Description of Investment


                                                       Rate of         Number of
       Identity of Party            Maturity Date      Interest     Shares or Units         Cost             Current Value
--------------------------------    -------------      --------     ---------------     -------------        -------------
EDS Stock Fund (3)                       --                --          7,761,537         266,859,817           341,022,519

Vanguard Wellington Fund (3)             --                --         13,540,616         310,817,582           398,771,147

Vanguard U.S. Growth Portfolio (3)       --                --          7,190,690         159,377,556           206,372,797

Vanguard International Growth
    Portfolio (3)                        --                --          6,241,600          94,026,517           102,299,832

Vanguard Growth and Income
    Portfolio (3)                        --                --          6,827,365         149,718,682           178,808,681

Vanguard Explorer Fund (3)               --                --            638,580          35,338,693            35,313,463

Vanguard Bond Index Fund (3)             --                --            932,322           9,238,431             9,407,134

Vanguard Money Market
    Reserves - Prime Portfolio (3)       --                --         67,965,231          67,965,231            67,965,231

Loan Fund (3)                            --               6.0%             --             54,628,090            54,628,090
                                                           to
                                                         11.75%
                                                                                        -------------         -------------
         Total Assets Held
           for Investment Purposes                                                     $1,351,565,781        $1,598,184,076
                                                                                        =============         =============

(3) Parties In Interest

See accompanying independent auditors' report.



                                             EDS DEFERRED COMPENSATION PLAN
                                     Item 27d - Schedule of Reportable Transactions
                                          For the Year Ended December 31, 1997



                                                                                  Expense                Current Value
Identity of                           Number                                      Incurred                of Asset on        Net
  Party                                 of       Purchase      Selling    Lease     with       Cost of    Transaction      Gain or
Involved     Description of Asset  Transactions    Price        Price     Rental Transaction    Asset         Date         (Loss)
----------   --------------------  ------------ -----------  -----------  ------ -----------  ----------  ------------   -----------
EDS*         Company Stock Fund:
               EDS Stock Fund
                 (EDS Common Stock)    253    $131,156,936  $         --     --       --    $131,156,936   $131,156,936  $        --
               EDS Stock Fund
                 (EDS Common Stock)    253              --   156,034,312     --       --     148,166,399    156,034,312    7,867,913
Various      Fixed Principal
             Investment Fund:
                 Income Fund           256      56,471,968            --     --       --      56,471,968     56,471,968           --
                 Income Fund           253              --    54,227,268     --       --      54,227,268     54,227,268           --
             Mutual Funds:
Vanguard*    Vanguard Wellington Fund
                 (Stock and Bond Fund) 253     103,287,271            --     --       --     103,287,271    103,287,271           --
             Vanguard Wellington Fund
                 (Stock and Bond Fund) 253              --    57,078,289     --       --      46,066,769     57,078,289   11,011,520
Vanguard*    Vanguard Money Market
                 Reserves - Prime
                 Portfolio
                 (Money Market Fund)   256     108,445,807            --     --       --     108,445,807    108,445,807           --
             Vanguard Money Market
                 Reserves - Prime
                 Portfolio
                 (Money Market Fund)   253              --    93,207,096     --       --      93,207,096     93,207,096           --
Vanguard*    Vanguard U.S. Growth
                 Portfolio (Stock
                 Fund)                 253      88,835,472            --     --       --      88,835,472     88,835,472           --
             Vanguard U.S. Growth
                 Portfolio (Stock
                 Fund)                 253              --    46,911,725     --       --      39,536,227     46,911,725    7,375,498
Vanguard*    Vanguard International
                 Growth Portfolio
                 (Stock Fund)          253      43,732,834            --     --       --      43,732,834     43,732,834           --
             Vanguard International
                 Growth Portfolio
                 (Stock Fund)          253              --    28,413,770     --       --      25,371,900     28,413,770    3,041,870
Vanguard*    Vanguard Growth and
                 Income Portfolio
                 (Stock Fund)          253      95,177,807            --     --       --      95,177,807     95,177,807           --
             Vanguard Growth and
                  Income Portfolio
                  (Stock Fund)         253              --    31,818,914     --       --      27,735,392     31,818,914    4,083,522

*Parties in interest

See accompanying independent auditors' report.
